UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: July 15, 2005

TEEKAY SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, The Bahamas

(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                    ]

Yes ☐	No ☑

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                    ]

Yes ☐	No ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    ]

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION
Date: July 15, 2005	By:	/s/ Arthur Bensler
Arthur Bensler
Senior Vice President, Secretary and General Counsel

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

Peter S. Janson Joins Teekay Board as Leif Höegh Steps Down

Nassau, The Bahamas, July 15, 2005 — Teekay Shipping Corporation (Teekay) announced today that Mr. Peter S. Janson has accepted an invitation to join the Board of Directors of Teekay, effective immediately.

Mr. Janson has held a number of key leadership roles in the international engineering services industry, including serving as the Chief Executive Officer of Agra, a publicly traded engineering and construction company, and subsequently as Executive Director of North American operations for Amec plc after Amec acquired Agra, a position he held until August 2002. Prior to joining Agra, Mr. Janson served as the Chief Executive Officer of US Operations for Asea Brown Boveri Inc. (ABB), the global leader in power and automation technologies. Mr. Janson was President of Asea Inc. at the time of its merger with BBC Brown Boveri in 1988, and was appointed to lead the creation of the new company as President and CEO of ABB’s Canadian operations. In that role he led the acquisitions and integrations of both Westinghouse T&D and Combustion Engineering into ABB. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Science and Technology in Canada, reporting directly to the Prime Minister. He currently serves as Vice Chairman of the Royal Ontario Museum as well as serving as a Director of several other public companies.

In welcoming Mr. Janson to the Board of Teekay, Mr. Sean Day, Chairman of Teekay’s Board, said “Mr. Janson’s outstanding career has taken him around the world, providing him with a solid understanding of the challenges and opportunities that come with doing business in a global economy. His extensive experience in the international engineering services industry will be valuable as Teekay expands the services it provides to the oil and gas industry as The Marine Midstream Company.”

Mr. Janson fills the vacancy on the Board of Directors created by the resignation of Leif Höegh, which became effective today. Mr. Höegh joined the Teekay Board of Directors in June, 1999 at the time Teekay acquired Bona Shipholding Limited. In his letter of resignation, Mr. Höegh noted that the recent entry of Teekay into the LNG transportation sector had created a conflict of interest between the business of Teekay and the business of his family-controlled company, Leif Höegh & Co., which has been involved in the LNG transportation business for more than 30 years through its wholly-owned subsidiary, Höegh LNG. Mr. Day noted that Mr. Höegh’s resignation had been accepted with regret, as he had been a valued colleague on the Teekay Board and over the past six years had made a significant contribution to the Company through his deep knowledge of the shipping industry and his disciplined, analytical approach to the issues under consideration.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector. With a fleet of more than 140 tankers, offices in 14 countries and 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com